UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

NANOSTRING TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock par value $0.0001
(Title of Class of Securities)

63009R109
 (CUSIP Number)

Martin J. Wygod
P.O. Box 7188
Rancho Santa Fe, California 92067
(201) 703-3419
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

November 20, 2023
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 63009R109

1	NAMES OF REPORTING PERSONS
Martin J. Wygod

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
715,996

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
715,996

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
715,996

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.49% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Based upon 48,118,306 shares of common stock of the Issuer outstanding as of November 2, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, for the quarterly period ended September 30, 2023, that was filed by the Issuer with the SEC on November 6, 2023.

CUSIP No. 63009R109	SCHEDULE 13D
This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Person on September 23, 2023,  as amended pursuant to that Amendment No. 1 to Schedule 13D filed on October 5, 2023 (collectively, the “Schedule 13D”). Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b) The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Amendment (including footnotes thereto) is incorporated herein by reference. As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 715,996 Shares, constituting 1.49% of the Shares outstanding.

The Reporting Person’s beneficial ownership percentage is calculated using 48,118,306 shares of common stock of the Issuer outstanding as of November 2, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, for the quarterly period ended September 30, 2023, that was filed by the Issuer with the SEC on November 6, 2023.

(c) Except for the open market sales described below, the Reporting Person has not effected any transactions in the Shares since the filing of the Schedule 13D.

Disposition Date	Shares Sold	Average Price Per Share
11/21/2023	509,062	$0.51
11/20/2023	1,776,742	$0.66

(d) None.

(e) On November 20, 2023, the reporting person ceased to be the beneficial owner of more than five percent of the outstanding shares of the Issuer’s common stock.

CUSIP No. 63009R109	SCHEDULE 13D
SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: November 22, 2023	MARTIN J. WYGOD

/s/ Martin J. Wygod